CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2009
Earnings from continuing operations	$6,650		$86,719
Undistributed equity income from investees	11,751		17,825
Income taxes	1,326		14,723
Earnings from continuing operations before income taxes	$19,727		$119,267
Fixed charges:
Interest, long-term debt	$16,944		$51,043
Interest, other (including interest on short-term debt)	3,784		25,717
Amortization of debt expense, premium, net	588		2,280
Portion of rentals representative of an interest factor	121		524
Total fixed charges	$21,437		$79,564
Earnings from continuing operations before income taxes	$19,727		$119,267
Plus: total fixed charges from above	21,437		79,564
Plus: amortization of capitalized interest	102		407
Earnings from continuing operations before income taxes and fixed charges	$41,266		$199,238
Ratio of earnings to fixed charges	1.92	x	2.50	x
Total fixed charges from above	21,437		79,564
Preferred stock dividends	14		54
Total fixed charges and preferred stock dividends	21,451		79,618
Ratio of earnings to combined fixed charges and preferred stock dividends	1.92	x	2.50	x